EXHIBIT 99.13

Disclosure of Transactions in Own Shares

Paris, February 21, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 14 to February 18, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
14.02.2022	338,259	51.5544	17,438,751.97	XPAR
14.02.2022	135,000	51.5192	6,955,095.51	CEUX
14.02.2022	35,000	51.5141	1,802,992.63	TQEX
14.02.2022	35,000	51.5188	1,803,158.74	AQEU
15.02.2022	378,938	51.0023	19,326,723.58	XPAR
15.02.2022	120,000	50.9948	6,119,371.32	CEUX
15.02.2022	25,000	51.0827	1,277,066.93	TQEX
15.02.2022	25,000	51.0726	1,276,814.18	AQEU
16.02.2022	362,258	51.1831	18,541,484.18	XPAR
16.02.2022	115,000	51.1783	5,885,498.87	CEUX
16.02.2022	31,000	51.1783	1,586,527.77	TQEX
16.02.2022	31,000	51.1760	1,586,457.09	AQEU
17.02.2022	561,519	50.7551	28,499,961.98	XPAR
17.02.2022	-	-	-	CEUX
17.02.2022	-	-	-	TQEX
17.02.2022	-	-	-	AQEU
18.02.2022	363,311	50.6210	18,391,161.77	XPAR
18.02.2022	120,000	50.6134	6,073,603.80	CEUX
18.02.2022	30,000	50.5830	1,517,488.59	TQEX
18.02.2022	30,000	50.5907	1,517,719.74	AQEU
Total	2,736,285	51.0180	139,599,878.61

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com